SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 15, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

                   MEDIA ADVISORY                             September 15, 2010
Alert issued about false and misleading statements
published by The Australian and Business Spectator
MELBOURNE, AUSTRALIA — Editors and journalists are advised that stories published in The Australian newspaper on September 15, 2010, and on the Business Spectator website on September 14, 2010, contained false and misleading information concerning Ivanhoe Mines and the rapidly advancing Oyu Tolgoi mine development project.
Flouting fundamental, fair journalistic practice, none of the instances of conjecture and blinkered speculation presented as facts were checked with Ivanhoe Mines in advance of publication.
For example:
•	The curiously similar claims by both publications that Ivanhoe Mines alone has delayed the selection of an arbitrator to evaluate a complaint by Rio Tinto are false. Ivanhoe has negotiated in good faith throughout the process in an effort to reach agreement on an arbitrator who is entirely independent of the parties and the issues to be considered in the arbitration. The truth is that Ivanhoe Mines and Rio Tinto previously reached agreement on an arbitrator, but were unable to proceed because of a conflict later identified by the proposed arbitrator involving a company associated with Rio Tinto. Rio Tinto and Ivanhoe Mines subsequently have reached a tentative agreement on a new, independent arbitrator, subject to his clearance of conflicts, and Ivanhoe expects that the selection process will be concluded shortly.

•	The claim that Ivanhoe Mines has stated that the cost to build and initiate operations at the first phase of the Oyu Tolgoi copper-gold project will be US$4 billion is false. As Ivanhoe Mines announced on May 11, 2010, prominent, independent consultants estimated that the required investment during the next three years would be approximately US$4.6 billion - which includes a $1 billion investment on a portion of the phase-two development of the planned underground mine.

•	The allegation by The Australian that Ivanhoe Mines is substantially underestimating the capital cost is glib editorializing, masqueraded as news, unsupported by any offered evidence and has no foundation in fact. The project is ahead of schedule and major contracts are within budget.

•	The claim by the Business Spectator, that Ivanhoe Mines “purported to introduce” a shareholders’ rights plan earlier this year, is just plain bizarre. It is a matter of unquestionable public record that the introduction of a rights plan was endorsed by 95% of the votes cast by minority shareholders at Ivanhoe’s annual general meeting on May 7, 2010, in part to prevent a creeping takeover of the company.

•	Rio Tinto is not limited to a 44% stake in Ivanhoe Mines under its current agreement; presently, it is eligible to acquire up to 46.65% of Ivanhoe’s common shares.
Investors and the general public are entitled to expect factual reporting and commentaries from professional business media. Ivanhoe Mines remains prepared to assist with fact checking. Extensive information also is readily available on the Ivanhoe Mines website: www.ivanhoemines.com.

Information contact:	Bob Williamson
Ivanhoe/Vancouver
1 604 331 9880

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: September 15, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary